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                              September 29, 2023

       David Mann
       Chief Executive Officer
       Franklin Templeton Digital Holdings Trust
       One Franklin Parkway
       San Mateo, CA 94403

                                                        Re: Franklin Templeton
Digital Holdings Trust
                                                            Registration
Statement on Form S-1
                                                            Filed September 12,
2023
                                                            File No. 333-274474

       Dear David Mann:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. Based on our preliminary review of your registration statement, we have the following initial set of
comments. Once you have amended your registration statement and responded to each of
these comments, we will provide you with more detailed comments relating to your
registration statement, as appropriate.
   2. We note that your registration statement includes a number of blanks or omitted information, including,
for example, the Initial AP, Authorized Participants and disclosure regarding the material
terms of the material agreements, as well as inclusion of the material agreements as
exhibits to the registration statement. Please revise to include this information in your
next amendment, or tell us when you intend to do so. Please also confirm your
understanding that the staff will need sufficient time to review this
 David Mann
FirstName  LastNameDavid    Mann
Franklin Templeton  Digital Holdings Trust
Comapany 29,
September  NameFranklin
               2023       Templeton Digital Holdings Trust
September
Page 2     29, 2023 Page 2
FirstName LastName
         information, and we may have additional comments at that time.
3.       We refer you to our December 2022 Sample Letter to Companies Regarding
Recent
         Developments in Crypto Asset Markets, located on our website at the following address:
https://www.sec.gov/corpfin/sample-letter-companies-regarding-crypto-asset-
         markets. Please consider the issues identified in the sample letter as applicable to your facts and circumstances, and revise your disclosure accordingly.
Risk Factors, page 16

4. Provide a materially complete description of the risks related to bitcoin and the bitcoin network, including, for example, the risks presented by the use of bitcoin in illicit transactions and rewards for mining bitcoin that are designed to decline over time, which may lessen the incentive for miners to process and confirm transactions on the bitcoin network.
5. Please revise your disclosure to address the competition you will face in launching and sustaining your product. Please also revise your risk factors to address the risks associated with this competition, including the risk that your timing in reaching the market and your fee structure relative to other bitcoin ETPs could have a detrimental effect on the scale and sustainability of your product.
6. Please discuss in your risk factors the extent to which material aspects of the business and operations of bitcoin trading platforms are not regulated. Also discuss the risk of manipulation, front-running, security failures or operational problems at bitcoin trading platforms.
Business of the Fund
Net Asset Value, page 66

7. Please include a materially complete description of the methodology to be used to calculate NAV and disclose how you will value your bitcoin holdings for GAAP purposes. Please also tell us how you intend to develop accounting and valuation policies to address significant events related to crypto assets. For example, explain to us how your valuation policies will address the potential for a blockchain for a crypto asset to diverge
         into different paths (i.e., a    fork   ) and airdrops.
Business of the Fund
Valuation of Bitcoin; The CF Benchmark Index, page 66

8. Please revise your disclosure to provide a materially complete description of the index methodology. Please also address the following in your disclosure regarding the index:
             Include a table with market share and volume information for each constituent trading platform comprising the index used to calculate the CME CF Bitcoin
             Reference Rate;
 David Mann
Franklin Templeton Digital Holdings Trust
September 29, 2023
Page 3
                Explain how the trading platforms are selected and describe how the CME CF
              Bitcoin Reference Rate is calculated by providing an example of the calculation;
                Disclose here the extent to which the Sponsor has discretion to select a different index; and
                Disclose whether the Sponsor will notify investors of changes to the constituent trading platforms used to calculate the index, and, if so, how the Sponsor will notify the investor of such changes.
Description of the Shares and the Declaration of Trust
Deposit of Bitcoin; Issuance of Creation Unit, page 70

9. Please include a materially complete discussion of the creation and redemption process.
         As appropriate, please also address the following:
             Discuss the potential impact on the arbitrage mechanism of the price volatility, trading volume, price differentials across bitcoin trading platforms, and the closing of bitcoin trading platforms due to fraud, failures, security breaches or otherwise;
             Clarify here whether the Sponsor may generally suspend creations, and, if so, the circumstances under which it may do so; and Describe the mechanics of how the creation and redemption process will work
             between the Trust, the Authorized Participants and the Custodians, including a discussion of whether and to what extent creation and redemption transactions will be settled on-chain or off-chain, and any risks associated with the settlement process.
The Custodians
Bitcoin Custodian, page 80

10. Please revise to provide a materially complete discussion of your bitcoin custody arrangements. For example, please consider addressing the following:
             Describe the material terms of your agreement with the Bitcoin Custodian;
             Describe how the Bitcoin Custodian will store the private keys, including whether they will be commingled with assets of other customers and the geographic location where they will be stored;
             Identify who will have access to the private key information and disclose whether any entity will be responsible for verifying the existence of the bitcoins; and
             Disclose whether and to what extent the Bitcoin Custodian carries insurance for any losses of the bitcoin that it custodies for you.
Plan of Distribution, page 89
FirstName LastNameDavid Mann
11. Please discuss whether and to what extent the size of your creation and redemption
Comapany    NameFranklin
       baskets  could have Templeton  Digital
                           an impact on       Holdings
                                        the arbitrage  Trust
                                                      mechanism  in light of
the market for
       bitcoin.
September  29, 2023 Page 3
FirstName LastName
 David Mann
FirstName  LastNameDavid    Mann
Franklin Templeton  Digital Holdings Trust
Comapany 29,
September  NameFranklin
               2023       Templeton Digital Holdings Trust
September
Page 4     29, 2023 Page 4
FirstName LastName
Conflicts of Interest, page 90

12. Please revise to disclose all existing and potential conflicts of interest between your
         Sponsor and its affiliates and the Trust. Please also clarify whether the Sponsor or any insiders have bitcoin or bitcoin-related exposure that could create conflicts of interest and disclose whether you have a code of conduct or other requirements for pre-clearance of bitcoin-related transactions that apply to your employees, the Sponsor, or any of its affiliates.
Experts, page 91

13. Please revise to include this information in your next amendment, or tell us when you intend to do so.
Financial Statements, page 96

14. We note your disclosure that your audited financial statements will be provided by amendment. Please confirm you will file these audited financial statements in a pre-
         effective amendment as soon as they are available in order to allow the staff sufficient time to complete its review. Please also confirm your understanding that the staff will need sufficient time to review the audited financial statements and related information, and we may have additional comments at that time.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Crypto Assets